H&M

09046494

RECEIVED

2009 MAY 29 A

FEDERAL EXPRESS

May 26, 2009

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

SUPPL

RE: H&M Hennes & Mauritz AB (SEC File No. 82-35076)

To Whom It May Concern:

On behalf of H&M Hennes & Mauritz AB, a company organized under the laws of Sweden ("H&M"), this is to advise the Office of International Corporate Finance, Division of Corporate Finance of the United States Securities and Exchange Commission (the "Commission") that H&M continue to rely on the Rule 12g3-2(b) registration exemption from the registration requirements under Section 12(g) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to a notice from the Commission dated March 23, 2007 (copy attached), H&M was informed that it was added to the list of foreign private issuers claiming exemption under Rule 12g3-2(b).

H&M continues to comply with the requirements of Rule 12g3-2(b) through the electronic publication at its website, http://www.hm.com, free of charge, of those documents that are (i) made or required to be made public pursuant to the laws of Sweden (H&M's country of organization), (ii) filed or required to be filed with the OM Stockholm Stock Exchange in Sweden (the stock exchange on which H&M securities are traded) or (iii) distributed or were required to be distributed to H&M's security holders.

If you have any questions or need any additional information, please contact me directly at (646) 495-7429 or laura.brandt@hm.com.

Sincerely,

Laura McCabe Brandt
General Counsel
H&M Hennes &Mauritz L.P.

cc: Peter Scaramelli

H & M Hennes & Mauritz L.P

Support Office
215 Park Avenue South
15th Floor
New York, NY 10003
Tel: + 1-212-564-9922
Fax: + 1-646-495-7468

Distribution/
Administration
100 Porete Avenue
North Arlington, NJ 07031
Tel: + 1-201-246-4400
Fax: + 1-201-246-4401

www.hm.com

ISSUER	FILE NO.
H&M Hennes & Mauritz AB	82-35076

March 23, 2007

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a *single document*, a *separate report* must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.